

NatWest Group

NatWest Markets Securities Inc.

(S.E.C. I.D. No. 8-37135)

Statement of Financial Condition as of December 31, 2023 and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3)
Under the Securities Exchange Act of 1934 as a
Public Document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37135

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** (MM/DD/YY) AND ENDING **12/31/23** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **NATWEST MARKETS SECURITIES INC.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
600 WASHINGTON BOULEVARD
(No. and street)

STAMFORD	**CT**	**06901**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ADAM TREBING	**203-897-2032**	**ADAM.TREBING@NATWESTMARKETS.COM**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

ONE MANHATTAN WEST	**NEW YORK**	**NY**	**10001**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table of Contents

This filing contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income loss (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in subordinated liabilities subordinated to claims of creditors.

☐ (g) Notes to financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

Table of Contents



Ernst &Young LLP
1 Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To RBS Holdings USA Inc. and the Board of Directors of NatWest Markets Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NatWest Markets Securities Inc. (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 16, 2024

1

A member firm of Ernst & Young Global Limited

Statement of Financial Condition
as of December 31, 2023

	$m
Cash and cash equivalents	57
Cash and securities segregated under federal and other regulations	9
Receivables from brokers, dealers, and other institutions	199
Receivables from customers	32
Securities purchased under agreements to resell and other collateralized financing arrangements, at fair value	18,772
Financial instruments owned, at fair value ($2,736 million pledged as collateral)	3,149
Accrued interest receivable	76
Other assets	55
Total assets	**22,349**
Debt securities in issue, at fair value	268
Short-term borrowings	485
Payables to brokers, dealers, and other institutions	62
Payables to customers	4
Securities sold under agreements to repurchase, at fair value	17,836
Financial instruments sold, but not yet purchased, at fair value	2,888
Accrued interest payable	39
Other liabilities	91
Total liabilities	**21,673**
Subordinated liabilities	370
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding	-
Additional paid-in capital	776
Retained earnings (deficit)	(471)
Accumulated other comprehensive income	1
Total stockholder's equity	**306**
Total liabilities and stockholder's equity	**22,349**

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

1. Organization and nature of business

NatWest Markets Securities Inc. ("NWMSI" or the "Company") is a wholly owned subsidiary of RBS Holdings USA Inc. ("RBSHI"). RBSHI is a wholly owned subsidiary of NatWest Markets Group Holdings Corporation ("NWMGH"). NWMGH is a subsidiary of NatWest Markets Plc ("NWM Plc"), which provides global market access, financing, risk management and trading solutions to primarily global corporate and institutional clients. NWM Plc is a wholly owned subsidiary of NatWest Group plc ("NWG").

The UK Government through His Majesty's Treasury ("HMT") is NWG's largest single shareholder. The UK Government's shareholding is managed by UK Government Investments Limited, a company wholly owned by HMT.

NWMSI is a registered broker-dealer and a registered Futures Commission Merchant ("FCM") and, accordingly, is subject to the minimum net capital requirements of the U.S. Securities and Exchange Commission ("SEC") and the U.S. Commodity Futures Trading Commission ("CFTC"). NWMSI is a primary dealer of U.S. Government securities and is principally engaged in the purchase, sale, and financing of U.S. Treasury, U.S. Agency debentures, corporate debt, and the execution and clearance of exchange traded futures and options on futures contracts. NWMSI also executes and clears Chicago Mercantile Exchange ("CME") futures and options contracts as necessary in relation to the Company's and its affiliates' house futures business. NWMSI transacts primarily with global corporate, institutional counterparties and government sponsored entities.

2. Significant accounting policies
Basis of presentation / use of estimates

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") that require management to make estimates and assumptions regarding compensation expense accruals, tax provision calculations including valuation allowance for deferred tax assets, provision for losses that may arise from litigation or regulatory matters, and other items that affect the statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Cash and cash equivalents

NWMSI has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with major money center banks. At December 31, 2023, there were no cash equivalents.

Receivables from and payables to brokers, dealers, other institutions, and customers

Receivables from brokers, dealers, and other institutions primarily include cash margin receivables on financing transactions, net receivables from unsettled trades, amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"), and clearing deposits. Payables to brokers, dealers, and other institutions primarily include amounts payable for securities not received by the

Company from a seller by the settlement date ("fails-to-receive") and cash margin payables on financing transactions.

Receivables from customers primarily include cash margin receivables on financing transactions and amounts receivable for securities not delivered by the Company to a customer by the settlement date ("delivery-versus-payment"). Payables to customers primarily include amounts payable for securities not received by the Company from a customer by the settlement date ("receive-versus-payment") and cash margin payables on financing transactions.

Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. The Company reserves for receivables from brokers, dealers, and other institutions and from customers when the receivable is no longer believed to be collectible. Receivables and payables arising from fails-to-deliver, fails-to-receive, delivery-versus-payment, and receive-versus-payment transactions are presented on a net basis, by security and counterparty.

Debt securities in issue

NWMSI has issued senior unsecured debt to fund its liquidity needs and has elected to fair value the debt at initial recognition. The debt issuances can be sold in the secondary markets and, as such, the fair value is determined based on observed prices for similar instruments. The observed market price of these instruments reflects the effect of changes to Company's credit spreads and market interest rates. The change in fair value attributable to credit risk is recognized in accumulated other comprehensive income within the statement of financial condition.

Interest rate exposure on the debt issued is hedged with U.S. Treasuries which are accounted for at fair value. The fair value option was elected on the debt issued in order to minimize profit and loss volatility when measured together with the change in value of the U.S. Treasuries hedging the interest rate exposure on the debt.

Collateralized financing arrangements

Collateralized financing transactions, including securities purchased under agreements to resell, securities borrowed and securities sold under agreements to repurchase, are carried at fair value under the fair value option which aligns economics of the transactions with other trading financial instruments owned or Financial instruments sold, but not yet purchased.

Securities subject to securities purchased under agreements to resell and securities sold under agreements to repurchase are principally U.S. Government obligations and U.S. Government Agency debentures. Principal and accrued interest amounts are presented on a net basis when permitted under U.S. GAAP. It is generally NWMSI's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under collateralized financing arrangements. Collateral is valued daily and NWMSI may require counterparties to deposit additional collateral or return pledged collateral when appropriate.

Securities subject to securities borrowed arrangements are primarily U.S. Government obligations and U.S. Government Agency debentures. Interest is accrued at the stipulated contract

Notes to Statement of Financial Condition

2. Significant accounting policies continued

rate. NWMSI's policy is to monitor the value of the securities borrowed on a daily basis and to obtain additional collateral as is necessary.

Collateralized financing arrangements are generally valued based on inputs with reasonable levels of price transparency and are generally classified within Level 2 of the fair value hierarchy described below. The fair value is derived using valuation techniques incorporating the projected cash flows and the prevailing market repo rates.

Financial instruments

Regular-way securities transactions are recorded in the statement of financial condition on trade date and measured at fair value. Fair value is based generally on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Fair value measurements

Fair value is defined as the price that could be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Control environment

The independent price verification ("IPV") process is a key element of the control environment over the determination of the fair value of financial instruments. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly observable from available prices, or may be derived using a model and variable inputs. These valuations are reviewed and, if necessary, amended by a team independent of those trading the financial instruments in light of available pricing evidence.

Monthly meetings are held between the business and the support functions to discuss the results of the IPV process. The IPV control includes formalized reporting and escalation of any valuation differences in breach of established thresholds.

All material methodology changes require review and ratification by a global IPV committee. This committee includes members representing several independent review functions including market risk and finance.

Valuation hierarchy

The accounting guidance for fair value measurements establishes a framework for measuring fair value using a three level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Valuations are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect management's own assumptions that the Company believes would be used by market participants in valuing the asset or liability but that are unobservable.

The level which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. NWMSI reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in their significance which may result in a transfer between fair value hierarchy level categories.

Leases

In instances where NWMSI is a lessee under an operating lease with an original term of greater than 12 months, the Company records a right of use asset ("RUA") and a corresponding lease liability which are recorded in other assets and other liabilities, respectively. The RUA and corresponding lease liability are determined as the present value of the consideration to be paid attributable to the lease components in the underlying contract, at inception. The RUA is assessed for impairment based on factors from the local corporate rental market and the Company's use of its office space.

The discount rate used is determined based on the Company's incremental borrowing rate at the commencement of the lease. When a lease grants an extension option, NWMSI would not factor the renewal option period into the calculation of a RUA or lease liability unless such option is reasonably certain to be exercised at the lease commencement date. Furthermore, the Company elects not to segregate certain non-lease components when recording the RUA or lease liability.

Litigation and other matters

NWMSI is involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. NWMSI recognizes a contingent liability in other liabilities in the statement of financial condition when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated.

4

Notes to Statement of Financial Condition

2. Significant accounting policies continued

When a range of probable loss can be estimated, NWMSI accrues the most likely amount of such loss, and if such amount is not determinable, NWMSI accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

Income taxes

NWMSI is included in the consolidated federal and certain combined state income tax returns of NWMGH. In addition, the Company files returns on a separate company basis in certain jurisdictions as required. The Company's federal and certain combined state income taxes are calculated as if the Company filed a separate return and any tax attributes are utilized according to the combined return as filed, as opposed to a stand-alone calculation. The current federal and deferred federal and state provision/benefit from income taxes reflected in the statement of financial condition is settled monthly. The current state tax payables/receivables as per the combined state returns are settled monthly.

NWMSI's deferred income taxes are provided based upon the net tax effects of temporary differences between the U.S. GAAP and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, a valuation allowance has been recorded for the portion of the deferred tax asset that more likely than not will not be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income are reduced or increased and additional weight may be given to subjective evidence such as our projections for growth.

NWMSI recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

Compensation plan

The 2014 Employee Share Plan of NWG affects employees of the Company and requires that a predefined amount be paid in the current year with the remaining award to be deferred over a period of up to 62 months from the reporting date. Multiple payments are made to employees over the deferral period which will be settled in NWG equity shares or cash. Awards may be subject to forfeiture and clawback, as defined in the 2014 Employee Share Plan, at the discretion of the NWG Board of Directors' Remuneration Committee.

NWMSI recognizes compensation expense for each payment as if it was a separate award with a separate service period. The overall cost of each payment is measured at fair value as of the grant date, which may coincide with the end of the service period as a result of the clawback provision. At each reporting date, NWMSI estimates the fair value of each payment by utilizing the quoted market price for NWG equity shares. NWMSI does not expect to reimburse or receive payment from NWG for any increase or decrease in the value of the NWG equity shares. Recognition of additional compensation expense attributable to appreciation of NWG equity shares is accounted for as a capital contribution and decreases in compensation expense attributable to a decrease in the value of NWG equity shares are accounted for as a reduction of capital. NWMSI accrues compensation expense on a straight-line basis over the applicable service period for the fair value of each respective payment, less a provision for forfeitures. Management utilizes historical data to estimate the impact of forfeitures. The ultimate impact of forfeitures may materially differ from management's estimate.

In connection with the 2014 Employee Share Plan, employees in certain roles of the Company may be eligible for Role Based Allowances ("RBA") which are payable in cash and/or NWG equity shares. RBA is fixed compensation that settles in cash and/or the appropriate quantity of NWG equity shares which have an aggregate market value on RBA payment date equal to the RBA installment. NWMSI accrues compensation expense on a straight-line basis over the period the RBA is in effect.

Credit Losses

Each reporting period, the Company assesses assets not carried at fair value and off balance sheet credit exposures for credit losses in conjunction with the Current Expected Credit Loss ("CECL") model. The CECL model requires the Company to estimate expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. In general, the assets that are not carried at fair value in the statement of financial condition include; cash, cash segregated under federal and other regulations, receivables from brokers, dealers, and other institutions, and receivables from customers. As a result of the daily settlement or short term nature of receivables, the amount of unsettled credit exposures is limited to the amount owed to the company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced any significant defaults. As a result, the Company has not recorded a credit loss allowance on these assets not carried at fair value.

Recent accounting pronouncements

As of December 31, 2023, there were no Financial Accounting Standards Board ("FASB") issued accounting pronouncements which are yet to take effect that are expected to have an impact on the Company's statement of financial condition.

Notes to Statement of Financial Condition

3. Cash and securities segregated under federal and other regulations

Under the provisions of SEC Rule 15c3-3, as of December 31, 2023, "qualified securities" (as defined under SEC Rule 15c3-3) with a fair value of $22 million have been segregated for the exclusive benefit of customers and qualified securities with a fair value of $1 million have been segregated for the exclusive benefit of accounts of brokers. Of the qualified securities, securities with a fair value of $1 million are included in cash and securities segregated under federal and other regulations in the statement of financial condition. Additionally, securities received as collateral from securities purchased under agreements to resell transactions with a fair value of $22 million have been segregated under federal and other regulations.

As a FCM, NWMSI is required to segregate funds in segregated funds accounts (under Section 4d(2) of the Commodity Exchange Act ("CEA")) and secured funds held in separate accounts (under CFTC Regulation 30.7) and cleared swap customer accounts (under 4D(F) of the CEA). As of December 31, 2023, for these purposes, $8 million is held in accounts at banks and reflected in the statement of financial condition as cash and securities segregated under federal and other regulations.

4. Securities purchased/sold under agreements to resell/repurchase and other collateralized financing agreements

The Company enters into various collateralized financing transactions to, among other things, acquire securities to cover short positions, to settle other securities obligations, and to finance the Company's long inventory positions. The table below summarizes the type of collateralized financing arrangements, all of which are carried at fair value, reported in the statement of financial condition at December 31, 2023:

Assets	$m
Securities purchased under agreements to resell	11,646
Securities borrowed	7,126
	18,772
Liabilities	
Securities sold under agreements to repurchase	17,836

In order to manage credit exposure arising from such transactions, the Company enters into master netting agreements and collateral agreements with counterparties that provide the Company the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty in the event of a counterparty default, such as bankruptcy or a counterparty's failure to pay or perform. The Company generally takes possession of securities purchased under agreements to resell and securities borrowed and receives securities and cash posted as collateral with the right to re-hypothecate. In certain cases, the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also continuously monitors the fair value of the transactions' underlying securities as compared with the related receivable or payable including accrued interest and requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The following table summarizes the offsetting of these instruments and related collateral amounts:

Assets	Gross amounts $m	Amounts offset in the Statement of Financial Condition $m	Net amounts of assets/liabilities presented in the Statement of Financial Condition $m	Amounts not offset in the Statement of Financial Condition [1] $m	Net exposure $m
Securities purchased under agreements to resell	29,258	(17,612)	11,646	(11,589)	57
Securities borrowed	7,126	-	7,126	(6,942)	184
Liabilities					
Securities sold under agreements to repurchase	35,448	(17,612)	17,836	(17,833)	3

Note:
(1)   Amounts relate to transactions under master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

NWMSI pledges collateral in conjunction with its securities sold under agreements to repurchase. At December 31, 2023, $35,409 million of the Company's securities sold under agreements to repurchase were collateralized with U.S. Government obligations and U.S. Government Agency debentures. Securities sold under agreements to repurchase with maturities of three months or less amounted to $35,348 million, with the remaining transactions having maturities up to six months.

Notes to Statement of Financial Condition

4. Securities purchased/sold under agreements to resell/repurchase and other collateralized financing agreements continued

At December 31, 2023, $36,305 million of the Company's securities purchased under agreements to resell and securities borrowed were collateralized with U.S. Government obligations and U.S. Government Agency debentures. Securities purchased under agreements to resell and securities borrowed with maturities of three months or less amounted to $35,582 million, with the remaining transactions having maturities up to six months.

The Company has two committed secured lines of credit with third parties totaling $900 million. The facilities would be collateralized primarily with U.S. Government securities, if drawn, but neither facility was drawn upon as of December 31, 2023. In order to comply with each arrangement, the Company must maintain certain capital and leverage ratio requirements.

Included in the above collateralized financing arrangements, NWMSI enters into bilateral and centrally cleared transactions. NWMSI is also engaged as a sponsor of client collateralized financing agreements clearing through the Fixed Income Clearing Corporation ("FICC"), a central clearing counterparty.

5. Receivables and payables from/to brokers, dealers, and other institutions

The following table represents NWMSI's receivables and payables from/to brokers, dealers and other as of December 31, 2023:

	Assets $m	Liabilities $m
Cash margin receivables/payables	118	28
Unsettled trades	47	-
Securities failed-to-deliver/receive	18	34
Clearing deposits	16	-
	199	62

6. Receivables and payables from/to customers

The following table represents NWMSI's receivables and payables from/to customers as of December 31, 2023:

	Assets $m	Liabilities $m
Cash margin receivables/payables	22	1
Delivery/receive versus payment	10	3
	32	4

7. Financial instruments

The following table presents NWMSI's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value, as of December 31, 2023:

	Assets $m	Liabilities $m
U.S. Government obligations	2,892	2,799
U.S. Government Agency debentures	216	30
Corporate debt securities and other	41	59
	3,149	2,888

Notes to Statement of Financial Condition

8. Fair value measurements

NWMSI's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note 2 for additional information regarding the fair value hierarchy.

In determining fair value, NWMSI separates financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value into categories (U.S. Government obligations, U.S. Government Agency debentures, and Corporate debt securities and other). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2023, all of NWMSI's securities are classified within Level 1 or 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include primarily U.S. Government obligations and U.S. Government Agency debentures. Such instruments are principally classified as Level 1. The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency include Corporate debt securities and certain U.S. Government Agency debentures. These instruments are classified as Level 2.

The following table presents NWMSI's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 by financial statement line item caption, type of instrument, and level within the fair value hierarchy:

	Level 1	Level 2	Total
Assets	$m	$m	$m
Securities segregated under federal and other regulations [1]	1	-	1
Securities purchased under agreements to resell and other collateralized financing arrangements, at fair value	-	18,772	18,772
Financial instruments owned, at fair value:			
U.S. Government obligations	2,892	-	2,892
U.S. Government Agency debentures	99	117	216
Corporate debt securities and other	3	38	41
Total financial instruments owned, at fair value	2,994	155	3,149
Total assets at fair value	**2,995**	**18,927**	**21,922**
Liabilities			
Debt securities in issue, at fair value	-	268	268
Securities sold under agreements to repurchase, at fair value	-	17,836	17,836
Financial instruments sold, not yet purchased, at fair value			
U.S. Government obligations	2,799	-	2,799
U.S. Government Agency debentures	30	-	30
Corporate debt securities and other	3	56	59
Total financial instruments sold, not yet purchased, at fair value	2,832	56	2,888
Total liabilities at fair value	**2,832**	**18,160**	**20,992**

Note:
(1)   This population consists of U.S. Government obligations.

Notes to Statement of Financial Condition

8. Fair value measurements continued
Financial instruments not carried at fair value

The following table presents the carrying values and estimated fair values of certain financial assets and liabilities that are not measured at fair value as of December 31, 2023, including their classification within the fair value hierarchy:

	Carrying Value	Estimated Fair Value			
		Level 1	Level 2	Level 3	Total
Assets	$m	$m	$m	$m	$m
Cash and cash equivalents	57	57	-	-	57
Cash segregated under federal and other regulations	8	8	-	-	8
Receivables from brokers, dealers and other institutions	199	-	199	-	199
Receivables from customers	32	-	32	-	32
Accrued interest receivable	76	-	76	-	76
Other assets	26	9	23	3	35
Liabilities					
Short-term borrowings	485	-	485	-	485
Payables to brokers, dealers and other institutions	62	-	62	-	62
Payables to customers	4	-	4	-	4
Accrued interest payable	39	-	39	-	39
Other liabilities	91	-	91	-	91
Subordinated liabilities	370	-	373	-	373

Generally, the carrying value of the Company's assets and liabilities in the table above approximates fair value due to the relatively short-term nature of the instruments.

9. Risk management

As a participant in the government securities and credit markets, NWMSI is exposed to various risks that arise in the normal course of its business. The risks to which NWMSI are subject to include market, credit, operational, legal, regulatory and financial control risks.

NWMSI monitors and controls its risk exposures on a daily basis through financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, NWMSI believes that it has effective procedures for evaluating and limiting, where possible, the market, credit, operational and other risks it is subject to. NWMSI's Board of Directors and senior management have an active role in the risk management process. Their oversight responsibility is discharged through documented policies, procedures, and controls, and through governance forums where the relevant business and function representatives participate. These forums include, but are not limited to the Board of Directors, NatWest Markets US Management Committee, NatWest Markets US Asset and Liability Committee, the Underwriting Commitments Committee, the Business Taxonomy & Transaction Approval Policy ("BTTAP"), Change Risk Review ("CRR") Process, and the Credit Approval Process. In addition, the Company's risk management practices are subject to periodic review by the Company's internal auditors and risk management team.

Market risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities, or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the characteristics of the markets in which the Company participates.

Market risk is monitored daily and controlled through risk limits, position limits, management oversight, stress testing and regular independent pricing reviews.

The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk measures.

Credit risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by NWMSI might fail to perform under its contractual obligations, which could result in NWMSI incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures, haircut and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties at inception of the relationship with the Company and on an ongoing basis requiring collateral to be deposited with the Company or haircut levels to be adjusted when deemed necessary. Collateral held is most often in the form of U.S. Government securities, U.S. Government Agency securities or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk, where appropriate, by entering into enforceable netting agreements and arrangements that enable the Company

Notes to Statement of Financial Condition

9. Risk management continued

to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Concentrations of credit risk

Concentrations of credit risk arise when a number of customers or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentrations may arise from trading, underwriting and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis, as well as by sector.

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers and insurance companies. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

The Company's largest concentration of credit risk and issuer risk relates to securities issued by the U.S. Government and U.S. Government Agencies. At December 31, 2023, financial instruments owned that were obligations of the U.S. Government or U.S. Government Agencies represented approximately 99% of the Company's financial instruments owned, at fair value. At December 31, 2023, substantially all of the Company's securities purchased under obligations to resell and other collateralized financing arrangements, at fair value were collateralized by such obligations, after any netting.

Other risks

Non-financial risks including operational, legal, regulatory and financial control risk relate to losses the Company may incur due to items such as the failure in execution and settlement of securities transactions, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, the oversight of the risk control environment through End-to-End Risk & Control Self-Assessments ("RCSAs") and other assurance activities, escalation procedures for risk events, the promulgation of documented policies and procedures, and information systems that monitor and track operational risk issues. New products and significant change are risk assessed and approved via the BTTAP and CRR processes.

Legal and regulatory risk is managed through the assistance of the in-house Legal and Compliance Department staffed with experienced attorneys and compliance professionals knowledgeable in the Company's areas of business. NWMSI's in-house lawyers and compliance professionals work closely with the business on significant transactions, develop, maintain and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees and their supervisors written policies and procedures for the proper conduct of business in accordance with applicable law, regulation and NWMSI policy.

NWMSI seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories and approvers for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

10. Debt securities in issue

NWMSI has issued senior unsecured debt to fund its liquidity needs. At December 31, 2023, NWMSI had the following debt securities in issue, at fair value set forth below with third parties:

	Outstanding Balance $m	Fair Value Adjustment $m	Total Debt Securities in Issue $m	Weighted Average Interest Rates
Maturing within 1 year	105	(2)	103	3.06%
Maturing in 2-3 years	95	(4)	91	3.67%
Maturing in over 5 years	80	(6)	74	3.99%
	280	(12)	268	

Notes to Statement of Financial Condition

11. Short-term borrowings

In addition to obtaining short-term secured financing through the repurchase and securities lending markets and available secured lines of credit, NWMSI can obtain short-term unsecured financing from NWMGH and NWM Plc. At December 31, 2023, borrowing was available to the Company from NWM Plc pursuant to a $900 million committed unsecured revolving credit facility with a maturity date of March 31, 2024.

At December 31, 2023, NWMSI had the following short-term borrowings with maturities of two months or less.

	$m	Weighted Average Interest Rates
NatWest Markets Plc	400	5.83%
NatWest Markets Group Holdings Corp.	85	5.83%
	485	

12. Subordinated liabilities

At December 31, 2023, NWMSI had $370 million of subordinated liabilities with NWM Plc which had an interest rate that fluctuates with the Secured Overnight Financing Rate ("SOFR"). The agreement includes a one-year auto extension feature if not called 13 months in advance of the maturity date. The current scheduled maturity is in December 2025.

The liabilities are subordinated to the claims of general creditors of the Company and have been approved by the Company's regulators as regulatory capital. These subordinated liabilities are included by the Company in computing regulatory net capital. To the extent that the borrowings are required for NWMSI's continued compliance with minimum net capital requirements, they may not be repaid.

13. Commitments and contingencies
Leases and related commitments

NWMSI has three non-cancelable operating lease commitments, principally for office space, that expire between 2025 and 2032 which have a weighted average remaining maturity of approximately 7.5 years. At December 31, 2023, the RUA and corresponding lease liability were approximately $28 million and $39 million, respectively, which are reported in other assets and other liabilities and discounted at a weighted average rate of 4.03%.

NWMSI has evaluated its RUA for impairment based on its current business office space needs and subleased office space. There weren't any circumstances indicating the need for impairment in the current year. The cumulative impact of that assessment has resulted in a total impairment of $8 million on the RUA as of December 31, 2023, which is included in the above balance.

Minimum future undiscounted rental commitments under non-cancelable operating leases are set forth as follows:

	$m
2024	6
2025	6
2026	6
2027	6
2028	6
Thereafter	15
Total lease payments (undiscounted)	45
Computed interest	6
Total present value of lease liabilities (discounted)	39

Borrow versus pledge

In transactions where NWMSI acts as the net borrower in a securities exchange, the securities borrowed and pledged are treated as off-balance-sheet transactions. At December 31, 2023, NWMSI had pledged securities with a fair value of approximately $1,569 million against borrowed securities with a fair value of approximately $1,535 million.

Forward financing arrangements

In connection with its financing activities, including securities borrowed and pledged activities, NWMSI had outstanding commitments to enter into future collateralized lendings of approximately $8,290 million and had commitments to enter into future collateralized borrowings of approximately $5,926 million as of December 31, 2023. All such commitments mature within two months.

Notes to Statement of Financial Condition

13.Commitments and contingencies continued
Central clearing counterparty commitment

As a member of the FICC, in the event of a member default, NWMSI has a commitment to enter into a collateralized lending with FICC in order to provide liquidity. The maximum amount of lending is based on the activity and volume of NWMSI that is attributable to the FICC platform. The collateralized lending will always be backed by U.S. Government and U.S. Government Agency securities. As of December 31, 2023, the Company did not have any lendings outstanding under this commitment.

Underwriting commitments

In the normal course of business, the Company enters into underwriting contracts. There were no open commitments at December 31, 2023.

Litigation

NWMSI is party to legal proceedings, and the subject of investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of NWMSI incurring a liability. NWMSI recognizes a provision for a liability in relation to these matters when it is probable that there is a present loss contingency resulting from a past event, and a reasonable estimate can be made of the amount of the loss contingency.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss or possible range of loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. NWMSI cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where NWMSI may enter into a settlement agreement or recognize a provision in contemplation of a potential settlement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which NWMSI believes it has credible defenses and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows and any provisions that have been established.

While the outcome of the legal proceedings, investigations and regulatory matters in which NWMSI is involved is inherently uncertain, management believes that, based on the information available to it, appropriate accounting provisions have been made in respect of legal proceedings, investigations and regulatory matters as of December 31, 2023.

The material litigation, investigations, and regulatory matters in which NWMSI is involved are described below. If any such matters were resolved against NWMSI, these matters could, individually or in the aggregate, have a material adverse effect on NWMSI's net assets, operating results, or cash flows in any particular period. NWMSI cannot predict the outcome of these matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on NWMSI's statement of financial condition.

Litigation matters

With respect to all of the current claims described herein, NWMSI considers that it has substantial and credible legal and factual defenses to these claims and will continue to defend them vigorously.

Residential mortgage-backed securities ("RMBS") litigation

NWMSI was defending an RMBS-related claim in which the plaintiff, the Federal Deposit Insurance Corporation, as receiver for Colonial Bank, alleged that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. In June 2023, NWMSI entered into an agreement to resolve that claim. The settlement amount paid by NWMSI was covered by an existing provision.

U.S. Treasury securities antitrust litigation

NWMSI is a defendant in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York on behalf of persons who transacted in U.S. Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that NWMSI and the other defendants rigged the U.S. Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. On March 31, 2022, the district court dismissed the operative complaint in this matter, without leave to re-plead. On February 1, 2024, the United States Court of Appeals for the Second Circuit affirmed the district court's decision dismissing the complaint.

European government bonds antitrust litigation

Class action antitrust claims commenced in March 2019 are pending in the United States District Court for the Southern District of New York against NWM Plc, NWMSI, and other banks. The complaint alleges a conspiracy among dealers of Euro-denominated bonds issued by European central banks ("EGBs"), to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customer paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the U.S. between 2007 and 2012. On March 14, 2022, the court dismissed the claims against NWM Plc and NWMSI in the operative complaint on the ground that the complaint's conspiracy allegations are insufficient. However, in September 2023, the court ruled that new allegations which plaintiffs have included in an amended complaint were sufficient to bring those NatWest entities back into the case as defendants. The case has entered the discovery phase.

Notes to Statement of Financial Condition

13.Commitments and contingencies continued

Swaps antitrust litigation

NWM Plc, NWMSI, and NWG, as well as a number of other financial institutions, are defendants in several cases pending in the United States District Court for the Southern District of New York alleging violations of the U.S. antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class claims by three swap execution facilities, TeraExchange, Javelin, and trueEx. The swap exchange facilities allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means.

In July 2017, the Court overseeing the above matters dismissed all claims relating to the 2008 - 2012 time period, but declined to dismiss certain antitrust and unjust enrichment claims covering the 2013 - 2016 time period. Discovery in these cases is complete. In December 2023, the Court denied plaintiffs' motion for class certification. Plaintiffs have filed a petition requesting that the United States Court of Appeals for the Second Circuit review the denial of class certification.

On June 8, 2017, TeraExchange filed another complaint against NWM Plc, NWMSI, and NWG, as well as a number of other financial institutions, in the United States District Court for the Southern District of New York, this time relating to credit default swaps instead of interest rate swaps. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. On October 1, 2018, the court dismissed all claims against NWM Plc, NWMSI, and NWG, but the dismissal could be the subject of an appeal at a later date.

On June 30, 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants filed a motion to dismiss the complaint and, in June 2023, such motion was denied as regards NWMSI and other financial institutions, but granted as regards NWM Plc on the ground that the court lacks jurisdiction over that entity. As a result the case entered the discovery phase as against the non-dismissed defendants. On January 26, 2024, the United States District Court for the Southern District of New York issued an order barring the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before June 30, 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps.

Odd lot corporate bond trading antitrust litigation

NWMSI is the subject of a class action antitrust complaint filed in the United States District Court for the Southern District of New York against NWMSI and several other securities dealers. The complaint alleges that, from August 2006 to the present, the defendants conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would

have allegedly promoted pricing competition in the market for such bonds. In October 2021, the district court granted defendants' motion to dismiss the complaint in this matter, but plaintiffs have commenced an appeal to the United States Court of Appeals for the Second Circuit.

FX antitrust litigation

In 2015, NWM Plc, NWMSI, and NWG settled a consolidated antitrust action ("the consolidated action"), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into over-the-counter foreign exchange ("FX") transactions or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. On November 7, 2018, some members of the settlement class who opted out of the settlement filed their own complaint in that court, asserting antitrust claims against NWM Plc, NWMSI, and others. In, March 2023, NWM Plc and NWMSI entered into an agreement to resolve the claims in this case and similar claims filed in the United Kingdom. The settlement amount was covered by an existing provision held at NWM Plc.

Certain other FX transaction related claims have been or may be threatened in the U.S. and other jurisdictions.

LIBOR litigation

NWM Plc, certain of its subsidiaries (including in some instances, NWMSI), and NWG ("NWM defendants") are defendants in a number of class actions and individual claims filed in the U.S. with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that these NWM defendants and other panel banks individually and collectively violated various federal laws, including the U.S. commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a coordinated proceeding in the United States District Court for the Southern District of New York. The class actions include claims on behalf of persons who purchased LIBOR-linked instruments from defendants, bonds issued by defendants, persons who transacted futures and options on exchanges, and lenders who made LIBOR-based loans. The coordinated proceeding is currently in the discovery phase. NWM defendants' previously disclosed settlement of a class action on behalf of bondholder plaintiffs has received final court approval.

In August 2020, an antitrust complaint was filed in the United States District Court for the Northern District of California by a number of borrowers and consumers of loans and credit cards with variable interest rates. The defendants are USD ICE LIBOR panel banks and their affiliates, including NWG, NWM Plc, NWMSI, and National Westminster Bank Plc. The plaintiffs purport to seek damages and to prevent the enforcement of LIBOR-based instruments through injunction, alleging that the process of setting USD ICE LIBOR, and an alleged agreement to use LIBOR as a component of interest charged in variable interest rate consumer loans, amounts to an illegal conspiracy to fix prices and to monopolize trade. In September 2022, the district court dismissed the complaint, subject to re-pleading by

Notes to Statement of Financial Condition

13.Commitments and contingencies continued

the plaintiffs. Plaintiffs filed an amended complaint but in October 2023, the district court dismissed that complaint as well, and indicated that further amendment would not be permitted. Plaintiffs have commenced an appeal to the United States Court of Appeals for the Ninth Circuit.

Spoofing litigation

In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints – which have now been consolidated in the United States District Court for the Northern District of Illinois – refer to NWM Plc's December 2021 spoofing-related guilty plea (described below under "US investigations relating to fixed-income securities") and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. Defendants filed a motion to dismiss in July 2022.

Other litigation involving NWMSI

In addition, NWMSI is named as a defendant in other actions. For example, NWMSI was until recently an underwriter defendant in a class action in which plaintiffs generally allege that an issuer of public securities, as well as the underwriters of the securities (including NWMSI), were liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities. The issuer of securities settled this matter on behalf of itself and (pursuant to an indemnification agreement) the underwriters, and the federal court in Pennsylvania overseeing the matter approved the settlement on August 9, 2023. The settlement did not require any monetary contribution from NWMSI.

From time to time, NWMSI also responds to claims from former employees concerning employment related issues and compensation.

NWMSI cannot predict the outcome of all of the cases under litigation matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on NWMSI's financial position.

Regulatory matters

The businesses and financial condition of NWM Plc, including NWMSI and its affiliates, can be affected by the actions of various governmental and regulatory authorities in the United States, the United Kingdom, the European Union ("EU"), and elsewhere. NWM Plc, including NWMSI and its affiliates, have engaged, and will continue to engage, in discussions with relevant governmental, regulatory and self-regulatory authorities, including in the U.S., the UK, the EU, and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes. Any matters discussed or identified during

such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred, remediation of systems and controls, public or private censure, restriction of business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NWMSI, its business, authorizations and licenses, reputation, results of operations or the price of securities issued by it.

U.S. investigations relating to fixed-income securities

NWMSI is or has been involved in investigations (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory agencies relating to, among other things, trading in US Treasuries and other fixed-income securities.

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement ("NPA") between NWMSI and the United States Attorney's Office for the District of Connecticut ("USAO CT"), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice and the USAO CT resolves both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a three-year period of probation. The plea agreement also imposes an independent monitor. In addition, NWM Plc has committed to compliance program reviews and improvements and agreed to reporting and cooperation obligations.

The guilty plea, failure to comply with the undertakings made to regulators, failure to comply with the conditions of probation, or adverse outcomes from future legal or regulatory actions could result in additional measures or penalties being taken, increase the risk of greater regulatory and third party scrutiny, and have material collateral consequences for NWMSI and its affiliates.

These may include consequences resulting from the need to reapply for various important licenses or obtain waivers to conduct certain existing activities of NWMSI and its affiliates, which may take a significant period of time and the results of which are uncertain. Failure to obtain such licenses or waivers could adversely impact the business of NWMSI and its affiliates, including if it results in the business being precluded from carrying out certain activities.

14.Guarantees

In the normal course of its business, NWMSI may be party to various types of guarantees with counterparties in connection with certain underwriting, asset sale and other transactions. Contracts that fall under the definition of guarantees include contracts that contingently require a guarantor to make

Notes to Statement of Financial Condition

14. Guarantees continued

payments to the guaranteed party based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Indemnifications

NWMSI provides representations and warranties to counterparties in connection with, among other things, certain financing, asset-sale and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These and other indemnifications are ordinarily documented on the basis of negotiated market terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur except as described in Note 13. Accordingly, NWMSI has determined that it is not possible to develop an estimate of the maximum payout under these indemnifications. NWMSI has not recorded any liabilities in the statement of financial condition as of December 31, 2023 related to these indemnification arrangements.

Other guarantees

NWMSI is a member of various exchanges and clearing houses that trade, settle, and clear securities and/or futures contracts. Under standard membership agreements, NWMSI guarantees the performance of other members and may be required to pay a proportionate share of the obligations of such exchanges or clearing houses in the event of member defaults. This risk is mitigated in many cases by the exchanges or clearing houses requiring its members to post collateral. NWMSI has not recorded any liabilities in the statement of financial condition as of December 31, 2023 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

In addition, NWMSI may be obligated to make payments to the relevant clearing house to the extent that a customer cannot meet its obligations to such clearing house under the relevant agreement. This risk is mitigated by requiring clearing customers to post collateral to NWMSI in an amount not less than what is required by the clearing house. In conjunction with transactions where the Company is acting as a sponsoring member of FICC, at December 31, 2023 the maximum potential payable under the sponsored transactions is $7,018 million with maturities under one month. These transactions are all collateralized with US Government and US Government Agency obligations.

15. Income taxes

NWMSI's deferred income taxes arise principally from liabilities not currently deductible and net operating losses. NWMSI has federal net operating loss carry forwards from years prior to

2018 of $2,872 million which are offset by a full valuation allowance expiring in various years through 2037 and has federal net operating loss carry forwards from 2018 and after of $254 million which are offset by a full valuation allowance and can be carried forward indefinitely. NWMSI has state net operating loss carry forwards of $3,014 million which are offset by a full valuation allowance expiring in various years through 2042.

Management has determined that it is more likely than not that the benefit from all of the federal and state deferred tax assets will not be realized. In recognition of this risk, all of NWMSI's federal and state deferred tax assets were offset by a $864 million valuation allowance as of December 31, 2023. For the year ended December 31, 2023, the decrease in the valuation allowance for the current year was $11 million.

NWMSI settles its income tax provision (or benefit) with RBSHI by agreement through intercompany accounts. At December 31, 2023, the amount payable to RBSHI for income taxes was approximately $864 thousand and is included net in other liabilities.

As of December 31, 2023, NWMSI had approximately $365 thousand of total gross unrecognized tax benefits. Of the total unrecognized tax benefits, substantially all represents the amount of the unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. Accrued interest related to uncertain tax positions amounted to $29 thousand as of December 31, 2023.

NWMSI is under audit in certain jurisdictions. As a part of a combined tax return, NWMSI is under audit in New York City for tax year 2015. Consequently, the New York City statute of limitations remains open for tax years 2015 and forward. For the open audits, management anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to the statement of financial condition. The statute of limitations for federal remains open for tax years 2020 and forward. The statute of limitations for other states remains open for tax years 2019 and forward.

16. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, NWMSI enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

At December 31, 2023, NWMSI has accepted collateral that it is permitted by contract to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The fair value of securities received as collateral, excluding the impact of netting, at December 31, 2023 was approximately $36,327 million. In the normal course of business, this collateral is primarily used by NWMSI to cover short sales and to obtain financing. At December 31, 2023, primarily all of the above collateral has been delivered against securities sold short or repledged by NWMSI.

Notes to Statement of Financial Condition

16. Collateral continued

NWMSI also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged as of December 31, 2023:

Financial instruments owned, at fair value pledged to counterparties that:	$m
Had the right to deliver or repledge	1,472
Did not have full rights to deliver or repledge	1,264

17. Net capital requirements

As a registered broker-dealer and FCM, NWMSI is subject to the net capital rules of both the SEC (Rule 15c3-1) and the CFTC (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule", NWMSI has elected to compute its minimum net capital using the alternative method. As such, NWMSI is required to maintain minimum net capital of the greater of 2% of aggregate customer debit items or $1 million, as defined in SEC Rule 15c3-3 (SEC Rule 15c3-1(a)(1)(ii)), 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder (SEC Rule 15c3-1(a)(1)(iii)), or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts (CFTC Regulation 1.17(a)).

At December 31, 2023, NWMSI had regulatory net capital of $614 million, which was $611 million in excess of its required minimum net capital of $3 million.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

18. Employee benefit plan

Employees of NWMSI are eligible to participate in the NatWest Markets Retirement Savings Plan (the "Plan"), a defined contribution plan, based on the Plan's eligibility requirements. Newly hired or participating employees are automatically enrolled in the Plan, unless they make an affirmative election declining their participation. Automatically enrolled employees are subject to default salary reduction, pre-tax deferrals for the relevant payroll period, unless other elections are made, subject to the other contribution limits and terms set forth in the Plan. NWMSI, as the Plan sponsor, matches a portion of its employee participant contributions and additionally, makes an annual employer core non-elective contribution in accordance with the Plan.

19. Related party transactions

In the normal course of business NWMSI conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. In addition, certain NWMSI activities are guaranteed by NWM Plc.

The Company's assets and liabilities with affiliates include collateralized financing arrangements entered into with NWM Plc and NatWest Markets Securities Japan, primarily to facilitate client activities and to cover short sales and to finance financial instruments owned. Interest is accrued on these transactions and is reported in accrued interest receivable/payable. Included in receivables from brokers, dealers, and other institutions are primarily cash margin receivables on financing transactions and net receivables from unsettled trades. Receivables from customers include delivery-versus-payment primarily transacted with NWM Plc. Payables to customers include receive-versus-payment primarily with NWM Plc.

Other assets primarily include receivables for payments made on behalf of affiliates, as well as receivables in conjunction with operational support provided in the normal course of business. Other liabilities include payables to affiliates in conjunction with operational support received in the normal course of business.

Notes to Statement of Financial Condition

19. Related party transactions continued

The following table summarizes NWMSI's assets and liabilities as of December 31, 2023 with affiliated companies.

	$m
Receivables from brokers, dealers, and other institutions	98
Receivables from customers	1
Securities purchased under agreements to resell and other collateralized financing arrangements, at fair value	6,234
Financial instruments owned, at fair value	10
Accrued interest receivable	24
Other assets	13
Total assets	**6,380**
Short-term borrowings	485
Payables to customers	1
Securities sold under agreements to repurchase, at fair value	806
Financial instruments sold, but not yet purchased, at fair value	5
Accrued interest payable	5
Other liabilities	15
Subordinated liabilities	370
Total liabilities	**1,687**

20. Subsequent events

NWMSI has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 16, 2024, the date the statement of financial condition was issued. No recordable or disclosable events occurred through this date.

* * * * *

NatWest Markets Securities Inc. Statement of Financial as of December 31, 2023